Exhibit 99.3

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

FORM OF PROXY CARD
FOR
HOLDERS OF CLASS A ORDINARY SHARES AT
EXTRORDINARY GENERAL MEETING (“EGM”) OF HOLDERS OF CLASS A ORDINARY SHARES
To Be Held on September 25, 2025, at 9:30 a.m. EST

THE BOARD RECOMMENDS A VOTE FOR
THE PROPOSALS.

EGM Proposal 1:

“It is resolved as a special resolution in accordance with Article 2.8 of the Company’s current articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.005 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.005 each are entitled to cast on a poll being increased from 5 votes to 50 votes for each Class B ordinary share they hold is approved (the “Class B Variation”).

	___ FOR	___ AGAINST	___ ABSTAIN
EGM Proposal 2:

It is resolved as an ordinary resolution, to adjourn the EGM (as defined in the proxy statement) to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the EGM proposal or any proposal to be presented at the AGM (as defined in the proxy statement) (the “EGM Adjournment”).

	___ FOR	___ AGAINST	___ ABSTAIN

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

EXTRORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES
To Be Held on September 25, 2025, at 9:30 a.m. EST
This Proxy is Solicited by the Board of Directors

I/We(1)
of
being a member/members of the Company and the holder/holders of ____________________(2) CLASS A ordinary shares in the capital of the Company appoint as my/our proxy(3)

of
or in his/her absence(4)

of
at the EGM.

____________

(1)      Full name(s) and address(es) (as appearing in the Company’s register of members) to be typed or inserted in block letters. In the case of joint holdings, the names of all holders (as appearing in the Company’s register of members) must be inserted.

(2)      Insert the number of ordinary shares you hold.

(3)      Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson of the meeting, write “The chairperson” without inserting an address. If the proxy form is returned and no person is named as your desired proxy, then the chairperson of the meeting will be deemed to have been appointed.

(4)      If desired, insert name and address of an alternate proxy, should the initial appointee be unable to attend the meeting.

If the Chairperson of the meeting (the “Chairperson”) is appointed as proxy and no voting instructions are given then the Chairperson intends to vote in favor of the resolutions.

Please indicate with a tick mark in the spaces opposite to each resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting pursuant to the other items of business referred to in the notice convening the meeting.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: